EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING
(000's except for per share data)
(UNAUDITED)

BASIC EARNINGS PER SHARE	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	**2002**	2001
Net Income	**$1,353**	$1,452	**$3,112**	$3,458
Less: Dividend Requirement on Preferred Stock	**63**	64	**127**	131
Net Income Applicable to Common Stock	**$1,290**	$1,388	**$2,985**	$3,327
Average Number of Common Shares Outstanding	**4,743,696**	4,743,415	**4,743,696**	4,740,564
Basic Earnings Per Common Share	**$0.27**	$0.29	**$0.63**	$0.70

DILUTED EARNINGS PER SHARE	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	**2002**	2001
Net Income	**$1,353**	$1,452	**$3,112**	$3,458
Less: Dividend Requirement on Preferred Stock	**63**	64	**127**	131
Net Income Applicable to Common Stock	**$1,290**	$1,388	**$2,985**	$3,327
Average Number of Common Shares Outstanding	**4,743,696**	4,743,415	**4,743,696**	4,740,564
Dilutive Effect of Stock Options	**30,351**	18,691	**23,586**	18,399
Average Number of Dilutive Common Shares Outstanding	**4,774,047**	4,762,106	**4,767,282**	4,758,963
Diluted Earnings per Common Share	**$0.27**	$0.29	**$0.63**	$0.70